Exhibit 99.1

Date: March 30, 2023	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com
To: New York Stock Exchange

Subject: BROOKFIELD INFRASTRUCTURE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	April 26, 2023
Record Date for Voting (if applicable):	April 26, 2023
Beneficial Ownership Determination Date:	April 26, 2023
Meeting Date :	June 14, 2023
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES	11275Q107	CA11275Q1072
CLASS B MULTIPLE VOTING SHARES	N/A	N/A

Sincerely,

Computershare
Agent for BROOKFIELD INFRASTRUCTURE CORPORATION